

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2024

Torstein Hagen
Chief Executive Officer and Chairman of the Board
Viking Holdings Ltd
94 Pitts Bay Road
Pembroke, Bermuda HM 08

Re: Viking Holdings Ltd
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted February 7, 2023
CIK No. 0001745201

Dear Torstein Hagen:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 11, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Market and Industry Data, page vii

1. We note the new disclosure you added about the data collected by Alter Agents regarding brand awareness that you commissioned. Please file as an exhibit a consent from Alter Agent pursuant to Securities Act Rule 436(a). Also, as requested in prior comment 8, please revise your disclosure to identify the "leading market research company" and "leading global consulting firm" to whom you attribute certain statistical claims.

Prospectus Summary, page 1

2. We note your revised disclosure in response to prior comment 1 indicates at page 12 that your net income "increased" from 2017 to 2023. Please revise to highlight the magnitude

of the private placement derivative losses and their impact on net income during the most recent nine months and/or the most recent fiscal period.

Summary Consolidated Financial and Other Data
Unaudited Non-IFRS Measures, page 24

3.   We note your disclosures regarding the non-IFRS measure Adjusted Free Cash Flow, which you indicate is based on net cash flow from operating activities, adjusted for various items of interest and capital expenditures, and which you have characterized, along with the related measure of Adjusted Free Cash Flow Conversion. as a measure of your performance.

Given the utility that you ascribe to the measures, please clarify why you would view Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion as measures of performance rather than measures of liquidity, and explain how you have considered the guidance in the Answer to Question 102.07 of our Compliance & Disclosure Interpretations relating to Non-GAAP Financial Measures, in formulating your view.

Risk Factors
Our bye-laws to be effective upon the consummation of this offering will restrict shareholders, page 58

4.   We note your response to prior comment 3. Please tell us whether the waiver applies to claims under the U.S. federal securities laws. If you do not intend for this provision to be applicable to actions under the Securities Act or Exchange Act, please revise to state this information, and tell us how you will inform investors in future filings that the provision is not intended to apply to any such actions.

Industry, page 93

5.   We note you disclose that you are the world's largest luxury ocean line. Please expand to disclose the basis for this statement. In this regard, we note your disclosure at page 2 indicates that you are a market leader in terms of number of guests.

Financial Statements, page F-1

6.   Given that you are undertaking an initial public offering, unless you will be updating your filing to include audited financial statements for the 2023 fiscal year prior to the effective date, please address the exhibit requirement described in Instruction 2 to Item 8.A.4 of Form 20-F.

Please contact Jenifer Gallagher at 202-551-3706 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Gregg A. Noel, Esq., of Skadden, Arps, Slate, Meagher & Flom LLP